                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                                  SCHEDULE 13G

                                 (RULE 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

                               (Amendment No. 2)

                          Riviera Holdings Corporation

-----------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value

-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   769 627 100
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000

-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                            [ ] Rule 13d-1 (b)
                                            [ ] Rule 13d-1 (c)
                                            [x] Rile 13d-1 (d)


          1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     1 of 6

CUSIP NO. 769 627 100               13G                      PAGE 2  OF 6  PAGES
------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    William L. Westerman

-----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[ ]
    (See Instructions)                                                   (b)[ ]

     Not Applicable

------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America

--------------------------------------------------------------------------------
                                     5   SOLE VOTING POWER
  NUMBER OF
                                          966,030
   SHARES      -----------------------------------------------------------------
                                     6   SHARED VOTING POWER
BENEFICIALLY
                                              -0-
OWNED BY EACH  -----------------------------------------------------------------
                                      7   SOLE DISPOSITIVE POWER
  REPORTING
                                           966,030
   PERSON      -----------------------------------------------------------------
                                      8   SHARED DISPOSITIVE POWER
    WITH
                                             -0-
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     966,030 shares.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     Not Applicable.
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     24.2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

ITEM 1 (a).  Name of Issuer.
              Riviera Holdings Corporation

ITEM 1 (b). Address of Issuer's Principle Executive Offices.
              2901 Las Vegas Boulevard South
                 Las Vegas, Nevada 89109.

ITEM 2 (a).  Name of Person Filing
              William L. Westerman

ITEM 2 (b).  Address of Principal Business Office or, if None, Residence.
              2901 Las Vegas Blvd South,
              Las Vegas, Nv. 89109

ITEM 2 (c).  Citizenship.

              United States of America

ITEM 2 (d).  Title of Class of Securities.

              Common Stock, par value $.001 per share,

ITEM 2 (e).  CUSIP Number.
              769 672 100

ITEM     3. If this Statement is Filed pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

(a) [] Broker or dealer  registered under Section 15 of the Exchange Act.
(b) [] Bank as  defined in  Section  3(a) (6) of the  Exchange  Act.
(c) [] Insurance company as defined in Section  3(a)19 of the  Exchange  Act.
(d) [] Investment Company registered under Section 8 of the Investment Company Act.
(e) [] An Investment advisor in accordance with Rule 13d-1 (b)(1)(ii)(E);
(f) [] An employee benefit plan or endowment fund in accordance with Rule 13d-1
       (b)(1)(ii)(F);
(g) [] A parent holding company or control person in accordance with Rule 13-d-1
       (b) (1) (ii) (G)
(h) [] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) [] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J)

  If this statement is filed pursuant to Rule 13d-1-(c), check this box []

ITEM 4.  Ownership

(a) Amount beneficially owned:  966,030

(b) Percent of class:  24.2%

(c) Number of shares to which such person has:  966,030

(i) Sole power to vote or to direct the vote:   966,030

(ii)Shared power to vote or to direct the vote:  0

(iii)Sole power to dispose or to direct the disposition of: 966,030

(iv) Shared power to dispose or direct the disposition of: 0



ITEM 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable

ITEM 6.   Ownership of more than Five Percent on Behalf of Another Person.

                  Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

ITEM 8.   Identification and Classification of Members of the Group.

                  Not Applicable

ITEM 9.    Notice of Dissolution of Group.

                  Not Applicable

ITEM 10.    Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date: February 16, 2001
                                             /s/ William L. Westerman
                                             Chairman of the Board of Directors,
                                             Chief Executive Officer
                                             And President of the Issuer




                                        6